VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

December 20, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham and James Lopez, Division of Corporation Finance, Office of Real Estate & Construction

Re:	Gores Metropoulos II, Inc.

Amendment No. 6 to Registration Statement on Form S-4

Filed December 13, 2021

File No. 333-257726

Dear Messrs. Dunham and Lopez:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) to supplement our responses to the questions of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in the Company’s and Sonder Holdings Inc.’s (“Sonder”) telephonic discussion with the Staff on December 17, 2021 regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 7 to the Registration Statement on Form S-4 (“Amendment No. 7”) reflecting, among other things, the revisions set forth below.

Supplemental Response – Updated Disclosure Regarding Sonder’s Business:

In our most recent telephonic discussion, the Staff requested additional disclosure to further describe Sonder’s business. Pursuant to the Staff’s request, Sonder has revised its disclosure in both the Box Summary section on page 44 as well as in the Information About Sonder section on pages 327, 329, 330, 332, 333, 334 and 339 to provide additional details regarding Online Travel Agents (“OTAs”), how customers discover or find Sonder properties on OTAs, the leases that Sonder enters into, the portion of properties that Sonder leases and operates (for instance, that Sonder operates the entire property for hotel style buildings), and certain other aspects of Sonder’s business.

Messrs. Dunham and Lopez December 20, 2021 Page 2

Supplemental Response – Key Performance Metrics:

In our most recent telephonic discussion, the Staff requested additional information on Sonder’s use of performance metrics. Sonder confirms that the key performance metrics which its management uses to manage Sonder’s business are Live Units, Bookable Nights, Occupied Nights, and Revenue Per Available Room (“RevPAR”). These key performance metrics of Sonder are described in detail, including actual results for the three months and nine months ended September 30, 2021 (including prior year comparison) and year ended December 31, 2020 (including prior year comparison), on pages 356, 357, 358 and 359, in the section “Key Business Metrics” of Sonder Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form S-4 registration statement. Other performance metrics and data presented in the Form S-4 registration statement are not key business metrics that Sonder’s management uses to manage Sonder’s business, including, but not limited to, the percentage of direct bookings as a percentage of booked revenue shown on the table on page 353.

If you have any questions or would like further information concerning responses, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.